UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 20, 2025

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

484 Broome St.

New York, New York 10013

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (646) 666-0515

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

#03EXQUISITEBOX; #03TOPPSCHROMEWAX; #18-19BASKETBALLGROWTHBASKET; #1909E95SGCSET; #1959TOPPSBASEBALLSET; #1964KOUFAXJERSEY; #1969TOPPSBASKETBALLSET; #1986WAX; #2000PLAYOFFCONTENDERSWAX; #48LEAFRUTHSGC8; #AARON1954PSA8.5; #AARONDECADEBASKET; #ACUNABOWMAN10BASKET; #ACUNAGOLD9.5; #ALEXRODRIGUEZ09WSUNIFORM; #ALIROOKIECARDBVG8; #ALKALINE1954TOPPSPSA9; #ANDRE&HULKWRESTLINGBASKET; #ANDRETHEGIANT; #BABERUTHBOWSOUTPHOTO; #BANKS1954PSA9; #BETTSBLUEREFRACTORBASKET; #BETTSGOLDREFRACTORBASKET; #BOBBYORRBRUINSJERSEY; #BRADY2000SPXSPECTRUMBGS9.5; #BRADYBOWMAN10; #BRADYCHAMPIONSHIPTICKET; #BRADYDEBUTTICKET; #BRADYPLAYOFFCONTENDERSBASKET; #BRADYREEBOKFLAWLESS; #BRADYROOKIE; #CASSIUSCLAYLISTONUPITYPE1; #CHAMBERLAINHSUNIFORM; #CHAMBERLAINPHILAJERSEY59-60; #CHICAGOBULLSDYNASTYHARDWOOD; #CHRISBOSHGAMEWORNRAPTORSSNEAKERS; #CLEMENTE1955PSA8; #CLEMENTE65-68BAT; #CLEMENTEWHITE&GRAYBASKET; #COBBMINTE98; #COBBVINTAGET206PHOTO; #CRISTIANORONALDORC1OF1; #CROSBYTHECUPBASKET; #CROSBYWINTERCLASSICSKATES; #CURRYRPABGS9.5; #DAVEBINGSIGNED50GREATESTNBAPLAYERSLITHOGRAPH; #DEVERSSUPERFRACTOR; #DIMAGGIO1933BAT; #DONCICBLUEPSA10; #DONOVANMITCHELLNT9.5; #DURANTCHROMEREFRACTORPSA10; #DWADEULTIMATE; #EDDIEPLANKT206PSA4; #ELWAY1984ROOKIECARDPSA10BASKET; #EMBIIDFIRST50POINTGAMEJERSEY; #EMMITTSMITH10KJERSEY; #EMMITTSMITHMVPBASKET; #ERLINGHAALANDPSA10BASKET; #FRANKROBINSON1957PSA9BASKET; #FRANKROBINSON500HRBAT; #GARYCARTER1975PSA10BASKET; #GIANNIS48POINTGAMESNEAKERS; #GIANNISGOLDIMMACULATE; #GIANNISRPA; #GLEYBERTORRESORANGE9.5; #GRETZKY1979TOPPS9; #GRETZKYOPEECHEE1979; #GRIFFEY89UPPERDECKSGCGOLD; #HARMONKILLEBREW1955TOPPSPSA9; #HONUSWAGNER1910PSA5; #JACKIELEAF3.5; #JACKIEROBINSON1952TOPPSPSA8.5; #JACKIEROBINSON53TOPPS8; #JETERFOILRCBASKETBGS9.5; #JIMMIEFOXX1938BAT; #JOKICREFRACTOR1OF1; #JORDAN85NIKEBASKET; #JORDAN86FLEERBGS9.5BASKET; #JORDANEXQUISITE8.5FLASHBACK; #JORDANEXQUISITEBGS8; #JORDANFLEER86SGC10; #JORDANLEBRONMAGICTRIPLESIGS; #JORDANLEBRONSIGNOFTHETIMES; #JORDANMAGICLEBRONTRIPLEAUTOJERSEY; #JORDANROOKIEJERSEY; #JORDANSIGNEDPROFESSIONALBAT; #JOSHALLENGOLDBGS9.5; #JUSTINHERBERTHIDDENTREASURERPA; #KAREEMPOINTSRECORDBALL; #KAWHIBASKET; #KEVINDURANTHSJERSEY; #KOBEBLACKHISTORYMONTHFINALSEASONSHOES; #KOBEBRYANT2001WARMUPJACKET; #KOBEBRYANTFIRSTWHITE#24JERSEY; #KOBEBRYANTROOKIESNEAKERS; #KOBEBRYANTROYALBLUEJORDANSNEAKERS; #KOBEFINALSEASONSNEAKERS; #KOBELEBRONJORDANMAGICQUADAUTO; #KOBEREEBOKIVERSONRETROS; #KOUFAX1955PSA8.5; #KOUFAX55PSA9; #KOUFAXPSA8; #LBJEXQUISITE; #LBJKOBETOPPSBASKET; #LEBRONBLACKDIAMOND; #LEBRONBLACKREFRACTOR; #LEBRONCREDENTIALS; #LEBRONEMBLEMSOFENDORSEMENT; #LEBRONMELOBOSH2008TRIPLELOGOMAN; #LEBRONMELODUALLOGOMAN; #LEBRONMELOWADETRIORC; #LEBRONROOKIESHOES; #LEBRONULTIMATE; #LOUGEHRIGRCPHOTO; #LUKADONCICGUROOKIESNEAKERS; #LUKAROOKIEJERSEY; #LUKAWHITESPARKLE; #MAGICBIRDDRJ; #MAGICBIRDDRJ1980PSA9; #MAGICBIRDDRJPSA8BASKET; #MAGICBIRDLOGOMAN; #MAHOMESBRONZEBASKET; #MAHOMESEMERALDRPABGS9; #MAHOMESIMMACULATE1OF1; #MAHOMESNT1OF1; #MAHOMESNT8.5; #MANTLE1952BOWMANPSA8; #MANTLE1952TOPPSPSA8; #MANTLE1953BOWMAN8BASKET; #MANTLE1953TOPPS8; #MANTLE1956PSA8BASKET; #MANTLE1957TOPPSPSA8.5; #MANTLE1960PSA9; #MANTLE1964TOPPS9; #MANTLE1965TOPPS9; #MANTLE1966TOPPSPSA9BASKET; #MANTLE1967TOPPS9; #MANTLE1968PSA9BASKET; #MANTLE1969TOPPS9; #MANTLE52TOPPSPSA7; #MANTLE54BOWMANBASKET; #MANTLEDEBUTSTUB; #MARINO1984ROOKIECARDBGS10BASKET; #MARINOMANNINGFAVREJERSEYS; #MARIS58TOPPSPSA9; #MAYS1951BOWMAN7; #MAYS1951PHOTO; #MAYS1952PSA8; #MAYS1956GRAYPSA9; #MAYS1959PSA9BASKET; #MAYS1960PSA9; #MAYWEATHERRCPSA10; #MESSIMEGACRACKS#71PSA9; #MESSIROOKIEBASKET; #MICHAELPORTERJRBASKET; #MIKAN48BOWMANPSA7; #MIKANRCPHOTO; #MLBALLSTARGAMETICKETRUNCOLLECTION; #MLBHALLOFFAMEBASEBALL; #MONTANARCPSA10; #MOOKIEBETTSGLOVE; #MPJCHAMPIONSHIPTICKET; #NADALNETPROGLOSSY; #NEGROLEAGUELEGENDARYCUTSBASKET; #NOLANRYAN1968MILTONBRADLEYPSA9; #NTBBALLWAXBUNDLE; #ORANGEDOMINGUEZ; #OSCARROBERTSONCINCINNATIROYALSJERSEY; #OTTOGRAHAM1950BOWMANPSA9; #OVECHKINSPAUTHBASKET9.5; #OVECHKINTHECUPBGS8.5; #OZZIESMITHRCBGS9.5; #PAULMOLITOR1978TOPPSPSA10; #PAULPIERCE2010ASGJERSEY; #PEYTONMANNINGMVPHELMET; #RICKEYHENDERSONRCPSA10; #RODGERSPLAYOFFCONTENDERSGREEN; #RONALDO2002PANINIFUTEBOLSTICKERSPSA10; #RONALDO2003PANINIMEGACRAQUESPSA10; #ROYCAMPANELLA1949BOWMANPSA9; #RUTH1914BALTIMORENEWSSGC3; #RUTH33GOUDEYSGC8; #SADAHARUOHBAT; #SANDYKOUFAX1956TOPPSGRAYBACKPSA9; #SATCHELPAIGE48LEAFSGC30; #SEAGERORANGEREFRACTORBASKET; #SERENA03NETPROPSA10BASKET; #SHOELESSJOEJACKSON1915PSA8; #STEPHCURRYSNEAKERS; #TATISBOWMANBLACKLABEL; #TATUMFLAWLESS10; #TEDWILLIAMS1939PLAYBALL; #THEROCKBUMBLEBEEPSA10; #TIGERPUTTER; #TIGERSIFORKIDS; #TIGERSPAUTHENTICBGS9.5; #TIMDUNCANPMGGREEN; #TRAEYOUNGFLAWLESSBGS9; #TRAEYOUNGFLAWLESSGREENBGS9; #TREVORLAWRENCELEAFBASKET; #TROUTFINESTSUPERFRACTOR; #TYSONRCBGS9BASKET; #UNITAS1965JERSEY; #UNITASPSA8; #WARRENSPAHN1948LEAFPSA9; #WILTCHAMBERLAIN1961FLEERRCPSA9; #WILTCHAMBERLAIN61PSA9; #YAODUNCANDIRKTRIPLELOGOMAN; #YASTRZEMSKIRC9BASKET; #ZIONPRIZMSBLUEBGS10; #ZIONRPABGS9;

ITEM 4 Changes in Issuer’s Certifying Accountant

(a) On June 17, 2025, Manager of Collectable Sports Assets, LLC (the “Company”) determined to change the Company’s independent public accounting firm, effective immediately, from Frazier & Deeter, LLC (“F&D”) to RT Eckhouse And Associates (Eckhouse). Eckhouse will perform independent audit services for the Company for the fiscal years ending December 31, 2023 and December 31, 2024.

The reports of F&D on the Company’s consolidated financial statements for the period from inception until December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles except going concern.

During the fiscal year ended December 31, 2020, and through June 17, 2025, there have been no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with F&D on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of F&D would have caused F&D to make reference thereto in its reports on the consolidated financial statements for such years.

There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the fiscal year ended December 31, 2022, or in the subsequent period through June 17, 2025. However, in connection with our transition from F&D to Eckhouse, management (and the Audit Committee) initiated multiple formal requests – via dated correspondence and documented follow-ups – for the transfer of prior period work papers, supporting schedules, and related documentation. Despite these efforts, F&D did not provide the complete set of requested documentation.

(b) During the fiscal year ended December 31, 2023 and Fiscal year ended December 31, 2024 and through June 17, 2025, neither the Company, nor anyone on its behalf, consulted F&D regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company by F&D that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: June 20, 2025	By:	/s/ Phil Neuman
Manager

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